David Lubin & Associates, PLLC

410 Lopez Drive

West Hempstead, New York 11580

Telephone: (917) 656-1173

david@dlubinassociates.com

January 25, 2017

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Cool Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed on December 22, 2016 File Number 333-215257

Dear Mr. Spirgel:

On behalf of Cool Technologies, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated January 11, 2017, with reference to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Commission on December 22, 2016.

In addition to the Amendment, the Company responds to the Commission's comments as follows:

Bellridge Agreements, page 7

Note Purchase Agreement and Notes, page 7

1. We note that under the note purchase agreement with Bellridge Capital, LP, the conversion rate for the notes is linked to the market price of the common stock. In our view, where an equity line investor holds additional securities that are convertible or exercisable into the company's common stock, such securities must be convertible or exercisable at a fixed price that is not nominal. Otherwise we would view the convertible securities as being offered and sold as part of a single transaction, and as a consequence, the transaction would fall outside the allowable conditions for “indirect primary offerings” of equity line transactions. We refer you to Compliance and Disclosure Interpretations Securities Act Sections, Question 139.20, available on our website at https://www.sec.gov/divisions/corpfin/cfguidance.shtml

Response: The Amendment relates to the conversion shares and omits from registration the transaction contemplated by the Equity Purchase Agreement with Bellridge.

Summary Compensation Table, page 54

2. Please revise the executive compensation disclosure to update for the year 2016.

Response: The Amendment has been revised to update the executive compensation disclosure for 2016.

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Exhibits

3. We note that the exhibit 5.1 was not filed, although the list of exhibits indicates that it was. Please revise accordingly.

Response: Exhibit 5.1 has been filed with the Amendment.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin
cc: Timothy Hassett

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